UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549, U.S.A.

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                                  ATARI, INC.
                                  -----------
          (F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   04651M 10 5
                                 (CUSIP Number)

                               Frederic Monnereau
                           Infogrames Entertainment SA
                               1 place Verrazzano
                           69252 Lyon Cedex 09 France
                              +33 (0) 4 37 64 30 00
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 June 15, 2004
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




                               Page 1 of 11 Pages

                                  Schedule 13D

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S.        INFOGRAMES ENTERTAINMENT SA
   IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF                              (a) [ ]
   A GROUP (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                     SC, OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)                                [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OF PLACE OF ORGANIZATION                                   FRANCE
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER                  71,065,281(1)
    Number of shares      ------------------------------------------------------
   beneficially owned        8  SHARED VOTING POWER                   260,000(2)
   by each reporting      ------------------------------------------------------
     person with             9  SOLE DISPOSITIVE POWER             71,065,281(3)
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER                       0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                               71,325,281(4)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  58.8%(5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                  CO
--------------------------------------------------------------------------------



---------------------

1 Includes (i) 68,199,669 shares of Common Stock (the "CUSH Owned Shares") directly held by California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames, following the transfer of 10,600,000 shares of Common Stock by CUSH to Nexgen pursuant to the Transaction, (ii) 2,000,000 shares of Common Stock (the "Atari License Shares") issued to Atari Interactive, a wholly owned subsidiary of Infogrames, as part of the extension of the Atari name license, and 865,612 shares of Common Stock (the "IESA Owned Shares") issued to Infogrames Entertainment S.A. as part of the restructuring on September 18, 2003. This amount does not include 12,000,000 shares to be transferred by Nexgen to Cush in the event of a physical settlement of the Transaction on the Termination Date (see Item 6 below).

2 Represents a proxy for the vote of 260,000 shares of Common Stock (the "Cayre Director Proxy Shares") held by the Cayre family.

3     Includes (i) CUSH Owned Shares and (ii) the Atari License Shares.

4 Includes (i) CUSH Owned Shares, (ii) the Atari License Shares and (iii) the Cayre Director Proxy Shares.

5 Based on 121,275,614 shares of the Company's Common Stock outstanding as of June 9, 2004.



                               Page 2 of 11 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S.        CALIFORNIA U.S. HOLDINGS INC.
   IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF                              (a) [ ]
   A GROUP (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                         AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)                                [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OF PLACE OF ORGANIZATION                               CALIFORNIA
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER                  68,199,669(6)
    Number of shares      ------------------------------------------------------
   beneficially owned        8  SHARED VOTING POWER                   260,000(7)
   by each reporting      ------------------------------------------------------
     person with             9  SOLE DISPOSITIVE POWER             68,199,669(8)
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER                       0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                               68,459,669(9)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 56.2%(10)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                  CO
--------------------------------------------------------------------------------



---------------------

6 Represents the 68,199,669 CUSH Owned Shares following the transfer of 10,600,000 shares to Nexgen. This amount does not include 12,000,000 shares to be transferred by Nexgen to Cush in the event of a physical settlement of the Transaction on the Termination Date (see Item 6 below).

7     Represents the 260,000 Cayre Director Proxy Shares.

8 Represents the 68,199,669 CUSH Owned Shares following the transfer of 10,600,000 shares to Nexgen. This amount does not include 12,000,000 shares to be transferred by Nexgen to Cush in the event of a physical settlement of the Transaction on the Termination Date (see Item 6 below).

9     Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.

10 Based on 121,275,614 shares of the Company's Common Stock outstanding as of June 9, 2004.



                               Page 3 of 11 Pages

         This Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed with the Securities Exchange Commission (the "SEC") on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000, as amended by Amendment No. 4 filed with the SEC on January 8, 2001, as amended by Amendment No. 5 filed with the SEC on September 24, 2003 and by Amendment No. 6 filed with the SEC on February 24, 2004 (as so amended, the "Schedule 13D"), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Atari Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings ascribed to them in the
Schedule 13D.

         Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

Item 2.  Identity and Background.

         This item is hereby amended and restated in its entirety to read as follows:

         (a) Infogrames Entertainment S.A. ("Infogrames") and California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames (previously in the Schedule 13D "Purchaser" and henceforth "CUSH", and together with Infogrames, the "Filing Persons").

         (b) Infogrames is a societe anonyme organized under the laws of France. CUSH is a California corporation.

         (c) The address of the principal office of Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of CUSH is c/o Atari, Inc. 417 Fifth Avenue, New York, NY 10016

         (d) The principal business activities of the Filing Persons is the holding of equity interest in companies engaged in the business of development and distribution of computer software.

         (e) During the past five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) Neither Filing Person is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

         Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Infogrames or CUSH, as the case may be, for which such information is set forth.



                               Page 4 of 11 Pages

         To the best of the Filing Persons' knowledge, none of the Filing Persons' directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction

         Item 4 is amended to add the following paragraphs:

         On June 17, 2004, CUSH settled a stock transfer (the "Transaction") with Nexgen Capital Limited ("Nexgen"). Pursuant to the Transaction CUSH agreed to transfer to Nexgen 10,600,000 shares of Common Stock of the Company (the "Transferred Shares") in consideration of a payment from Nexgen per share (the "Initial Price") equal to the volume-weighted average price of the Common Stock on the Nasdaq National Market on June 15, 2004, as published by Bloomberg. CUSH has also agreed to use its best efforts to cause the Company to file a registration statement covering the Transferred Shares pursuant to a registration rights agreement between CUSH and Nexgen, such filing being subject to approval of the Company's Board of Directors. The Filing Persons presently intend to use their best efforts to cause the Company to file a registration statement covering 19,600,000 shares and including up to 9,000,000 shares held by the Filing Persons in addition to the Transferred Shares.

         The Initial Price is $2.6567 and the closing date for the Transaction is June 17, 2004 (the "Effective Date"). The proceeds of the Transaction are to be used by IESA for general financing purposes.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended to add the following statements to each of the following paragraphs:

           (a) The responses of the Filing Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The calculation of the following percentages is based on the number of shares of Common Stock disclosed as outstanding as of June 9, 2004, as reported by the Company in its quarterly report on Form 10-K for the year ended March 31, 2004 as filed with the Securities & Exchange Commission on June 14, 2004. As of the closing of the Transaction on June 17, 2004, CUSH may be deemed to be the beneficial owner of 68,459,669 shares of Common Stock, including the 68,199,669 shares of Common Stock directly held by CUSH and the 260,000 shares held by the Cayre Group and subject to a proxy in favor of CUSH for the election and removal of directors pursuant to the Cayre Purchase Agreements. The 68,459,669 shares of Common Stock of which CUSH may be deemed the beneficial owner represent 56.2% of the outstanding shares of the Company. This amount does not include 12,000,000 shares to be transferred by Nexgen to CUSH in the event of a physical settlement of the Transaction on the Termination Date
           (see Item 6 below).


                               Page 5 of 11 Pages

              As of the closing of the Transaction on June 17, 2004, Infogrames may be deemed to be the beneficial owner of the 71,325,281 shares of Common Stock, including, by virtue of its ownership of 100% of the capital stock of CUSH, 68,459,669 shares of Common Stock that are deemed beneficially owned by CUSH and, in addition, the 2,000,000 Atari License Shares held by Infogrames wholly owned subsidiary Atari Interactive and the 865,612 shares of Common Stock directly held by Infogrames. The 71,325,281 shares of which Infogrames may be deemed the beneficial owner represent 58.8% of the outstanding shares of the Company and not including 12,000,000 shares to be transferred by Nexgen to CUSH in the event of a physical settlement of the Transaction on the Termination Date (see Item 6 below).

           Except as disclosed in this Item 5(a), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on
           Exhibit 1 to this Statement beneficially owns any Shares or has the right to acquire any Shares.

           (b) The responses of the Filing Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on
           Exhibit 1 to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

           ( c) The responses of the Filing Persons to Item 4 hereof are incorporated herein by reference.

           Except as disclosed in this Statement, none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on
           Exhibit 1 to this Statement has effected any transaction in the Shares during the past 60 days.

           (d) To the best knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Transaction (consisting of the ISDA Master Agreement, attached hereto as Exhibit 23, and the related form of Confirmation, as amended, attached hereto as Exhibit 24 and Exhibit 25, collectively, the "Contracts") CUSH, entered into on June 15, 2004, with Nexgen, (i) Nexgen accepted delivery from CUSH of 10,600,000 Transferred Shares at the Initial Price per share of $2.6567 (i.e. $28,161,020) paid by Nexgen to CUSH on the Effective Date (i.e. June 17, 2004), and (ii) as a collateral, CUSH paid to Nexgen $7,970,100 (the "Credit Cushion"). In the course of the Transaction, depending on



                               Page 6 of 11 Pages
the evolution of the stock price, CUSH may provide to Nexgen additional collateral. CUSH has also agreed to use its best efforts to cause the Company to file a registration statement for the benefit of Nexgen pursuant to the registration rights agreement attached hereto as Exhibit 26, such filing being subject to approval of the Company's Board of Directors. The payment obligations of CUSH pursuant to the Transaction are also secured by a parent company guarantee given by Infogrames.

         The Transaction will terminate on or about June 16, 2005 (the "Termination Date"). On the Termination Date, CUSH will have two options: (A) the first option is to physically settle the Transaction by CUSH taking delivery from Nexgen of 12,000,000 shares of the Company and by CUSH paying to Nexgen $23,910,300 (i.e. the sum of the 12,000,000 shares at the Initial Price - $31,880,400 - minus the Credit Cushion in the amount of $7,970,100); or (B) the second option is to cash settle the Transaction whereby (i) CUSH will receive from Nexgen an amount (the "Equity Amount"), if such amount is positive, calculated as 12,000,000 shares multiplied by the difference between (x) the final share price (calculated pursuant to the Contracts) minus (y) the Initial Price or (ii) if the Equity Amount is negative, CUSH will pay to Nexgen the absolute value of the Equity Amount. In addition, on the Termination Date, and subject to netting against other payments owing by CUSH, Nexgen will refund CUSH any additional collateral provided by CUSH.

         Until the Termination Date, CUSH will pay to Nexgen interest based on Libor plus 4% on a principal amount of $23,910,300 minus the value of any additional collateral provided by CUSH to Nexgen. On the Termination Date, Nexgen may also receive an appreciation percentage calculated as 25% multiplied by 12,000,000 multiplied by the difference, if positive, between the final share price and 120% of the Initial Price.

         The Transaction also provides for an early termination at the election of Nexgen in the event that: (i) the arithmetic average price of the stock of the Company for five successive trading days is less than $1.50, or (ii) CUSH enters into a transaction that, in the reasonable opinion of Nexgen, has a similar economic effect to the Transaction, or (iii) the Company has not filed a registration statement with Securities and Exchange Commission, or if the Transferred Shares are not registered within a certain period of time. In any of those events, CUSH will have the choice of a physical or cash settlement.

Item 7.  Materials to Be Filed as Exhibits

         Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons. (Filed on 2/24/2004 as Exhibit 1 to Amendment 6 and incorporated herein by reference.)

         Exhibit 2 Joint Filing Agreement between the Filing Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

         Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as Exhibit 3 to Schedule 13D and incorporated herein by reference.)



                               Page 7 of 11 Pages

         Exhibit 4 Short Term Note of the Company in the Principal Amount of $25.0 million. (Filed on 12/14/1999 as Exhibit 4 to Schedule 13D and incorporated herein by reference.)

         Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to CUSH. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

         Exhibit 6 5% Subordinated Convertible Note of the Company, issued to CUSH. (Filed on 1/10/2000 as Exhibit 6 to Amendment No.1 to
                    Schedule 13D and incorporated herein by reference.)

         Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

         Exhibit 8  Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to
                    Schedule 13D and incorporated herein by reference.)

         Exhibit 9 Exchange Agreement, dated as of November 15, 1999, among the Company and the GAP Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)

         Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as Exhibit 11A to Schedule 13D and incorporated herein by reference.)

         Exhibit 11 Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and CUSH. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

         Exhibit 12 Right of First Offer Agreement, dated as of November 15,
                    1999, among CUSH and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)

         Exhibit 13 Supplemental Agreement, dated May 19, 2000, between
                    Edmondson, Ward and Infogrames. (Filed on 10/04/2000 as
                    Exhibit 13 to Amendment No. 3 and incorporated herein by reference.)

         Exhibit 14 Warrant Agreement, dated as of February 15, 2000, among the Company and CUSH, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to CUSH. (Filed on 10/04/2000 as Exhibit 14 to Amendment No. 3 and incorporated herein by reference.)



                               Page 8 of 11 Pages

         Exhibit 15 Second Amended and Restated Registration Rights
                    Agreement, dated as of October 2, 2000, between CUSH and the Company. (Filed on 10/04/2000 as Exhibit 15 to Amendment No. 3 and incorporated herein by reference.)

         Exhibit 16 Agreement and Plan of Merger, dated as of September 6,
                    2000, by and among the Company, Merger Sub, Infogrames, CUSH and INA. (Filed by the Company on 09/12/00 as Exhibit A to its Proxy Statement on Schedule 14C and incorporated herein by reference.)

         Exhibit 17 Stock Purchase and Exchange Agreement, dated December 28,
                    2001, among Infogrames and the Sellers. (Filed on 01/04/2001 as Exhibit 16 to Amendment No. 4 and incorporated herein by reference.)

         Exhibit 18 Convertible Subordinated Note issued by the Company to
                    Infogrames, on December 28, 2001, in a principal amount of $40,812,000. (Filed on 01/04/2001 as Exhibit 17 to Amendment No. 4 and incorporated herein by reference.)

         Exhibit 19 Convertible Subordinated Note issued by the Company to
                    Infogrames, on December 28, 2001, in a principal amount of $9,188,000. (Filed on 01/04/2001 as Exhibit 18 to Amendment No. 4 and incorporated herein by reference.)

         Exhibit 20 Trademark License Agreement, dated as of September 4,
                    2003, among Infogrames, Atari Interactive and the Company. (Filed by the Company on 09/05/03 as Exhibit 10.71 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 21 Agreement Regarding Satisfaction of Debt and License
                    Amendment, dated as of September 4, 2003, among CUSH, Infogrames and the Company. (Filed by the Company on 09/18/03 as Exhibit 10.70 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 22 Underwriting Agreement, dated September 18, 2003, among the Company, Infogrames and UBS Securities LLC, Harris Nesbitt Gerard, Inc., and SoundView Technology Corporation, as Managing Underwriters. (Filed by the Company on 09/18/03 as Exhibit 1 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 23 ISDA Master Agreement, dated June 11, 2004, between CUSH and Nexgen*

         Exhibit 24 Transaction Confirmation, dated June 11, 2004, between
                    CUSH and Nexgen, as amended on June 15, 2004*

         Exhibit 25 Amendment, dated June 15, 2004, to Transaction
                    Confirmation, dated June 11, 2004, between CUSH and Nexgen*



                               Page 9 of 11 Pages

         Exhibit 26 Registration Rights Agreement, dated June 11, 2004, between CUSH and Nexgen*

------------------
* Filed with this Amendment.



                               Page 10 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 2004              By:  INFOGRAMES ENTERTAINMENT SA



                                          By: /s/ Bruno Bonnell
                                             ---------------------------------
                                          Bruno Bonnell
                                          Chairman and Chief Executive Officer



Dated:   June 17, 2004             By:  CALIFORNIA U.S. HOLDINGS, INC.



                                          By: /s/ Bruno Bonnell
                                             ----------------------------------
                                          Bruno Bonnell
                                          Chairman and Chief Executive Officer


                               Page 11 of 11 Pages